                                          November 16, 2005

BY FACSIMILE AND HAND
---------------------

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

      RE:  Brookdale Senior Living Inc.
           Registration Statement on Form S-1 (File No. 333-127372)
           --------------------------------------------------------

Ladies and Gentlemen:

      On behalf of Brookdale Senior Living Inc., a Delaware corporation, we respectfully submit the attached schedule, which was provided to you prior to our conference call earlier today.

                                     ******

      Thank you for your consideration and please contact the undersigned at
(212) 735-3050 should you require further information or have any questions.

                                          Very truly yours,

                                          /s/ Joseph A. Coco

                                          Joseph A. Coco, Esq.

Brookdale Senior Living Inc.
Rollforward of Minority Interest
For the period December 31, 2004 through September 30, 2005


                                                                         -------------------------------------------
                                                                          FIG Related
                                                                          Entities      Minority            Total
                                                                         -------------------------------------------

Balance at December 31, 2004                                                $40,091       $31,363  (1)      $71,454

Dividends                                                                   (34,355)           --           (34,355)
Purchase by Fortress of non-controlling interest in Alterra                  47,457            --            47,457
Combination of Fortress CCRC LLC and FIT REN LLC                            199,423            --           199,423
Issuance of stock in BLC                                                        275           225               500
Compensation expense related to restricted shares                             4,936         4,152             9,088
Allocation to minority interest in connection with stock grant               (2,663)        2,663                --
Net loss                                                                    (26,271)      (15,956)          (42,227)
Minority interest discontinued operations                                        --           483               483
Unrealized loss on derivatives (included in other comprehensive income)        (666)         (279)             (945)
Rounding                                                                         --            (1)               (1)
                                                                         -------------------------------------------
Balance at September 30, 2005 before contribution to Brookdale
   Senior Living Inc.                                                      $228,227       $22,650          $250,877
                                                                         ===========================================



(1)  Reconciliation to December 31, 2004 Combined Balance Sheet:

           Minority interest per above                                      $31,363
           Minority interest related to unconsolidated joint ventures            36
                                                                            -------
           Minority interest at December 31, 2004                           $31,399
                                                                            =======
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